



09046685

Greenside House, 50 Station Road, Wood Green, London N22 7TP
Telephone: 020 8918 3600

3rd August 2009

SEC No. 82-34679

Office of International Corporate Finance
Division of Corporation Finance
United States Securities & Exchange Commission
100 F Street NE
Mail Stop 3628
Washington DC 20549-2001
USA

SUPPL

Dear Sirs

Please find enclosed the following information submitted by William Hill PLC in reliance on Rule 12g3-2(b) of the Securities Exchange Act of 1934, as amended:

- UK Listing Authority announcements as follows:

  July 1st; 1st; 21st; 23rd; 27th

This letter and the information furnished herewith are provided with the understanding that they will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934, as amended. Neither this letter nor the information furnished herewith shall constitute an admission for any purpose that the Company is subject to that Act.

Yours faithfully

Dennis Read
Deputy Company Secretary

Encs.

TELEPHONE BETTING
Debit 0800 44 40 40
Credit 0800 289 892

INTERNET BETTING
Racing/Sports
Mobile Internet
On-line Casino
On-line Casino
www.williamhill.co.uk
wap.willhill.com/
www.williamhillcasino.com
www.williamhillpoker.com

RETAIL BETTING
Over 1500 shops throughout the UK.
Customer Helpline 08705 18 17 15

William Hill PLC. Registered Office: Greenside House, 50 Station Road, Wood Green, London N22 7TP. Reg. No. 4212563 England

Sue Adler

From:	William Hill plc Email Alert [emailalert@hemscottbusiness.co.uk]
Sent:	01 July 2009 11:17
To:	Sue Adler
Subject:	Hemscott News Alert - William Hill PLC

RNS Number : 8973U
William Hill PLC
01 July 2009

William Hill PLC (the "Company")

Total Voting Rights

On 1 July 2009 William Hill PLC has 699,856,663 issued ordinary shares of 10p each admitted to trading. Each ordinary share carries the right to one vote in relation to all circumstances at general meetings of the Company.

The Company also holds 1,789,537 ordinary shares in treasury and the voting rights of these treasury shares are automatically suspended.

The above figure of 699,856,663 may be used by shareholders to determine if they are required to notify their interest in, or a change to their interest in, William Hill PLC under the FSA's Disclosure and Transparency Rules.

Enquiries:

Dennis Read   Deputy Company Secretary

020 8918 3723

This information is provided by RNS
The company news service from the London Stock Exchange

END

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website.

Sue Adler

From: William Hill plc Email Alert [emailalert@hemscottbusiness.co.uk]
Sent: 01 July 2009 11:26
To: Sue Adler
Subject: Hemscott News Alert - William Hill PLC



RNS Number : 8966U
William Hill PLC
01 July 2009

I July 2009

William Hill PLC

Correction to Notification dated 30 June 2009
LR12.6.4 - Notification of Transfer of Shares out of Treasury

William Hill PLC (the Company) announces that on 30 June 2009, 3,807,678 ordinary shares held by the Company in treasury (treasury shares) were transferred out of the Company's holding of treasury shares into the name of the trustee of the Company's Employee Benefit Trust, Ogier Employee Benefit Trustee Limited. These shares will be held in trust to accommodate the exercise of awards made under the group's employee share plans. The shares were transferred at a price of 198.5 pence per share.

Following the above transfer of shares out of treasury, the Company has a total of 699,856,663 ordinary shares in issue. The number of ordinary shares remaining as being held in treasury is 1,789,537.

Enquiries:

Dennis Read   Deputy Company Secretary
                                         020 8918 3723

This information is provided by RNS
The company news service from the London Stock Exchange

END

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01/07/2009

Sue Adler



From:	William Hill plc Email Alert [emailalert@hemscottbusiness.co.uk]
Sent:	21 July 2009 07:05
To:	Sue Adler
Subject:	Hemscott News Alert - William Hill PLC

RNS Number : 9957V
William Hill PLC
21 July 2009

Statement re Playtech update

21 July 2009

William Hill PLC (LSE: WMH) (William Hill or the Group) reports that Playtech (AIM: PTEC) has today provided an update on its full-year expectations for William Hill Online, a joint venture between William Hill and Playtech.

The Board of William Hill confirms that William Hill Online is making good progress during an extensive integration period and in difficult trading conditions. William Hill remains comfortable with the market consensus for the online business in 2009.

William Hill will be reporting its results for the 26 weeks ended 30 June 2009 on Tuesday, 4 August and will provide a full update on operating performance at that time.

Enquiries:

William Hill PLC
Ralph Topping, Chief Executive
Simon Lane, Group Finance Director
Lyndsay Wright, Head of Investor Relations
Tel: +44 (0) 20 8918 3600

21/07/2009

Brunswick Group
Simon Sporborg / Justine McIlroy / Tom Williams
Tel: +44 (0) 20 7404 5959

About William Hill PLC
William Hill is a leading betting and gaming company. It is one of the UK's largest bookmakers, with around 2,300 shops in the UK and Ireland that provide betting opportunities on a wide range of sporting and non-sporting events, and offer gaming machines. William Hill Online provides internet-based sports betting, casino, poker and bingo, and is one of the leading European online betting and gaming businesses operated by a listed company.

This information is provided by RNS
The company news service from the London Stock Exchange

END

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Sue Adler

From: William Hill plc Email Alert [emailalert@hemscottbusiness.co.uk]
Sent: 23 July 2009 12:17
To: Sue Adler
Subject: Hemscott News Alert - William Hill PLC

RNS Number : 1746W
William Hill PLC
23 July 2009

Notice of interim results

23 July 2009

William Hill PLC (LSE: WMH) (William Hill or the Group) will announce its interim
results for the 26 weeks ended 30 June 2009 on Tuesday, 4 August 2009.

An analyst presentation will be held at 9.00 am BST at:

The Lincoln Centre
18 Lincoln's Inn Fields
London
WC2A 3ED

The presentation will also be accessible by conference call and webcast. Dial-in
details for the conference call are:

UK telephone: 0800 634 5205
International: +44 (0) 20 8817 9301
Passcode: 1757633

An archive of the call will be available for a period of one week. Dial-in details for
the archive call are:

23/07/2009

UK telephone: +44 (0) 20 7769 6425
International: +44 (0) 20 7769 6425
PIN: 1757633

The webcast will be available at www.williamhillplc.co.uk.

Enquiries:

William Hill PLC
Lyndsay Wright, Head of Investor Relations
Tel: +44 (0) 20 8918 3600

This information is provided by RNS
The company news service from the London Stock Exchange

END

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23/07/2009

Sue Adler

From:	William Hill plc Email Alert [emailalert@hemscottbusiness.co.uk]
Sent:	27 July 2009 15:06
To:	Sue Adler
Subject:	Hemscott News Alert - William Hill PLC

RNS Number : 3415W
William Hill PLC
27 July 2009

The following notification was received on 23 July 2009 by William Hill PLC, relating to major interests in shares of William Hill PLC.

Dennis Read, Deputy Company Secretary
27 July 2009

TR-1: NOTIFICATION OF MAJOR INTEREST IN SHARES

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:	William Hill PLC

2 Reason for the notification (please tick the appropriate box or boxes):	
An acquisition or disposal of voting rights	X
An acquisition or disposal of qualifying financial instruments which may result in the acquisition of shares already issued to which voting rights are attached	
An acquisition or disposal of instruments with similar economic effect to qualifying financial instruments	
An event changing the breakdown of voting rights	
Other (please specify):	

3. Full name of person(s) subject to the notification obligation:	FMR LLC
4. Full name of shareholder(s) (if different from 3.):	See attached schedule
5. Date of the transaction and date on which the threshold is crossed or reached:	22 July 2009
6. Date on which issuer notified:	23 July 2009
7. Threshold(s) that is/are crossed or reached:	5%

8. Notified details:
A: Voting rights attached to shares

27/07/2009

Class/type of shares	Situation previous to the triggering transaction		Resulting situation after the triggering transaction				
if possible using the ISIN CODE	Number of Shares	Number of Voting Rights	Number of shares	Number of voting rights		% of voting rights	
			Indirect	Direct	Indirect	Direct	Indirect
GB0031698896	35,765,425	35,765,425	34,960,092		34,960,092		4.99

B: Qualifying Financial Instruments
Resulting situation after the triggering transaction

Type of financial instrument	Expiration date	Exercise/ Conversion Period	Number of voting rights that may be acquired if the instrument is exercised/ converted.	% of voting rights

C: Financial Instruments with similar economic effect to Qualifying Financial Instruments
Resulting situation after the triggering transaction

Type of financial instrument	Exercise price	Expiration date	Exercise/ Conversion period	Number of voting rights instrument refers to	% of voting rights	
					Nominal	Delta

Total (A+B+C)	
Number of voting rights	Percentage of voting rights
34,960,092	4.99

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable:
FMR LLC is the parent holding company of Fidelity Management & Research Company (FMRCO), investment manager for US mutual funds and FIL Management Trust Company (FMTC) and Pyramis Global Advisors Trust Company (PGATC), a US state chartered bank which acts as a trustee or investment manager of various pension and trust accounts and Pyramis Global Advisors LLC (PGALLC).

Proxy Voting:	
10. Name of the proxy holder:	FMR LLC
11. Number of voting rights proxy holder will cease to hold:	805,333
12. Date on which proxy holder will cease to hold voting rights:	22 July 2009

27/07/2009

13. Additional information:	None
14. Contact name:	Amanda Chana
15. Contact telephone number:	Fil-regreporting@fil.com

Full Name of Shareholders Schedule

Shares Held	Management Company	Nominee/Registered Name
917,200	FMRCO	BANK OF NEW YORK
224,000	FMTC	BANK OF NEW YORK
3,405,600	FMRCO	BROWN BROTHERS HARRIMAN AND CO
16,000	PTC	BROWN BROTHERS HARRIMAN AND CO
79,200	FCL	CIBC MELLON TRUST
22,205,498	FMRCO	JP MORGAN CHASE BANK
157,500	FMTC	JP MORGAN CHASE BANK
1,519,200	FMRCO	MELLON BANK NA
360,500	FMTC	MELLON BANK NA
568,800	PTC	MELLON BANK NA
49,400	FMRCO	NORTHERN TRUST CO
255,153	FMTC	NORTHERN TRUST CO
453,500	FICL	STATE STR BANK AND TR CO
82,200	FMR	STATE STR BANK AND TR CO
2,222,841	FMRCO	STATE STR BANK AND TR CO
1,523,700	FMTC	STATE STR BANK AND TR CO
184,900	PTC	STATE STR BANK AND TR CO
93,200	FCL	CIBC MELLON TRUST (C)
404,100	FCL	ROYAL TRUST TORONTO
67,600	PTC	BANK OF NEW YORK MELLON
170,000	FCL	NATIONAL BANK TRUST (C)
34,960,092		**Grand Total Ordinary Shares**

Current Ownership Percentage: 4.99%

Total Shares Held: 34,960,092

Issued Share Capital: 699,856,663

This information is provided by RNS
The company news service from the London Stock Exchange

END

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27/07/2009